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                                                                    Exhibit 16.1



Mantyla McReynolds LLC


                                     September 16, 2002


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC

Dear Sir/Madam:

We have read the statements included under Item 4 in the Form 8-K dated September 16, 2002, of Ventures-National, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein insofar as they relate our audits for the years ended June 30, 2002 and 2001. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement of Stonefield Josephson, Inc., or the approval of such engagement by the Board of Directors.

Very truly yours,

/s/ Mantyla McReynolds

Mantyla McReynolds